

Mail Stop 3628

December 3, 2015

Via E-mail
Brett D. Davis
Chairman and President
CNH Capital Receivables LLC
6900 Veterans Boulevard
Burr Ridge, Illinois 60527

> **Re:** **CNH Capital Receivables LLC**
> **Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed November 17, 2015**
> **File No. 333-206749**

Dear Mr. Davis:

We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of the Notes

The Indenture, page 60

1. We note your disclosure on page 62 that the Indenture will provide that "the indenture trustee is not required to exercise any of its rights or powers under the indenture at the request or direction of any of the noteholders, if the indenture trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with that request." Please revise to clarify in the prospectus and the Indenture that such contractual provisions will not undermine the indenture trustee's duties in connection with actions required by the shelf-eligibility criteria relating to investor communications, dispute resolution and the asset representations review.

Administrative Information About the Notes

Noteholder Communications, page 84

2.   We note your disclosure that a noteholder may communicate with the indenture trustee through the procedures of DTC and by notice to the indenture trustee. Please revise to clarify whether investors must communicate through DTC procedures (and, if so, a description of what those procedures include) or whether communications may be sent directly to the indenture trustee.

3.   We note that Article VII of your Indenture provides a noteholder (if the notes are represented by definitive notes) or a note owner (if the notes are represented by book-entry notes) with the rights to communicate with the indenture trustee, to communicate with other noteholders and note owners, and to demand an asset representations review, as described therein. However, your prospectus disclosure here and under "– Asset Representations Review" beginning on page 87 only discusses these rights applying generically to "noteholders." Please revise your prospectus disclosure to clarify that note owners may exercise their rights under the noteholder communication and asset representations review shelf eligibility provisions.

Dispute Resolution, page 89

4.   We note your disclosure here and the provisions of Section 3.3 of the Sale and Servicing Agreement stating that a noteholder may be a "requesting party" for purposes of making a repurchase request and utilizing dispute resolution. However, we also note your disclosure on page 83 of the prospectus that noteholders will not be recognized by the indenture trustee or trustee as "noteholders" or "securityholders" and that noteholders will only be able to exercise their rights as noteholders indirectly through DTC and its participating organizations. In light of these statements, please revise your prospectus and transaction documents to clarify how note owners (i.e., the investors) will make repurchase requests and exercise their rights under the dispute resolution shelf eligibility provision, including whether note owners must follow DTC procedures to make a repurchase request and use the dispute resolution provision and, if so, a description of what those procedures include.

5.   Your disclosure that "[i]f the receivable subject to a repurchase request was part of an asset representations review and the findings and conclusions of the asset representations reviewer state that no tests were failed for the receivable, the repurchase request for the receivable will be deemed to be resolved" appears to be inconsistent with the shelf eligibility requirements. Refer to Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) ("while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We

believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision."). Please revise the disclosure to provide, or confirm supplementally, that an investor will be permitted to refer a dispute related to any receivable to dispute resolution.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-3, and Exhibit Index, page II-7

6.   Please be advised that EDGAR is now accepting the filing of the form of certification for shelf offerings of asset-backed securities as Exhibit 36. Please refile Exhibit 99.36 as Exhibit 36.1 with your next amendment.

        Please contact Kayla (Florio) Roberts at (202) 551-3490 or me at (202) 551-3262 with any other questions.

                                        Sincerely,

                                        /s/ Arthur C. Sandel

                                        Arthur C. Sandel
                                        Special Counsel
                                        Office of Structured Finance

cc: Eric Mathison, Esq., CNH Industrial Capital LLC
        Trent Murch, Esq., Greenberg Traurig, LLP